Citigroup Inc.

Pricing Sheet No. 2015–CMTNG0738 dated November 24, 2015 relating to

Preliminary Pricing Supplement No. 2015–CMTNG0738 dated November 3, 2015

 Registration Statement No. 333-192302

Filed Pursuant to Rule 433

Floating Rate Notes Due November 30, 2035

Leveraged Callable CMS Curve Linked Notes

PRICING TERMS—NOVEMBER 24, 2015
Aggregate stated principal amount:	$10,000,000
Stated principal amount:	$1,000 per note
Pricing date:	November 24, 2015
Issue date:	November 30, 2015
Maturity date:	Unless earlier called by us, November 30, 2035
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest:

▪   During each interest period from and including the issue date to the maturity date, unless earlier redeemed by us, the notes will bear interest at a floating rate equal to the leverage factor of 15 times the modified CMS reference index, as determined on the CMS reference determination date for that interest period, subject to a maximum interest rate of 10.00% per annum and a minimum interest rate of 0.00% per annum

Interest payments will vary based on fluctuations in the modified CMS reference index. The notes may pay a below-market rate or no interest at all for an extended period of time.

CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Modified CMS reference index:	The CMS reference index minus 0.875%
CMS reference determination date:	For any interest period, the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The last day of each February and the 30th day of each May, August and November, beginning on February 29, 2016 and ending on the maturity date or, if applicable, the date when the notes are redeemed
Survivor’s option:	The notes are Survivor’s Option Notes. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes, subject to the terms and limitations described in the related preliminary pricing supplement in the section “Repayment Upon Death”
Day count convention:	During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 4
Call right:	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on November 30, 2016, upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	1730T3AZ6 / US1730T3AZ69
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$10,000,000	$350,000	$9,650,000

(1) On the pricing date, the estimated value of the notes is $919.00 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models, including CGMI’s estimation of the value of the survivor’s option, and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a selling concession of $35 for each $1,000 note they sell. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated November 3, 2015

Product Supplement IE-07-01 dated August 4, 2014        Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including the related preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.